Exhibit 3.13

Management’s Discussion and Analysis
For the fiscal year ended November 30, 2017

General

This Management's Discussion and Analysis of the financial position and financial performance ("MD&A") of MTY Food Group Inc. ("MTY”) is supplementary information and should be read in conjunction with the Company’s consolidated financial statements and accompanying notes for the fiscal year ended November 30, 2017.

In the MD&A, MTY Food Group Inc., MTY, or the Company, designates, as the case may be, MTY Food Group Inc. and its Subsidiaries, or MTY Food Group Inc., or one of its subsidiaries.

The disclosures and values in this MD&A were prepared in accordance with International Financial Reporting Standards (IFRS) and with current issued and adopted interpretations applied to fiscal years beginning on or after December 1, 2016.

This MD&A was prepared as of February 15, 2018. Supplementary information about MTY, including its latest annual and quarterly reports, and press releases, is available on SEDAR’s website at www.sedar.com.

Forward looking statements and use of estimates

This MD&A and, in particular, but without limitation, the sections of this MD&A entitled Outlook, Same-Store Sales, Contingent Liabilities and Subsequent Event, contain forward-looking statements. These forward-looking statements include, but are not limited to, statements relating to certain aspects of the business outlook of the Company during the course of 2017. Forward-looking statements also include any other statements that do not refer to independently verifiable historical facts. A statement made is forward-looking when it uses what is known and expected today to make a statement about the future. Forward-looking statements may include words such as aim, anticipate, assumption, believe, could, expect, goal, guidance, intend, may, objective, outlook, plan, project, seek, should, strategy, strive, target and will. All such forward-looking statements are made pursuant to the ‘safe harbour’ provisions of applicable Canadian securities laws.

Unless otherwise indicated, forward-looking statements in this MD&A describe the Company’s expectations at February 15, 2018 and, accordingly, are subject to change after such date. Except as may be required by Canadian securities laws, the Company does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions which give rise to the possibility that actual results or events could differ materially from the expectations expressed in or implied by such forward-looking statements and that the business outlook, objectives, plans and strategic priorities may not be achieved. As a result, the Company cannot guarantee that any forward-looking statement will materialize and readers are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements are provided in this MD&A for the purpose of giving information about management’s current strategic priorities, expectations and plans and allowing investors and others to get a better understanding of the business outlook and operating environment. Readers are cautioned, however, that such information may not be appropriate for other purposes.

Forward-looking statements made in this MD&A are based on a number of assumptions that are believed to be reasonable on February 15, 2018. Refer, in particular, to the section of this MD&A entitled Risks and Uncertainties for a description of certain key economic, market and operational assumptions the Company has used in making forward-looking statements contained in this MD&A. If the assumptions turn out to be inaccurate, the actual results could be materially different from what is expected.

In preparing the consolidated financial statements in accordance with IFRS and the MD&A, management must exercise judgment when applying accounting policies and use assumptions and estimates that have an impact on the amounts of assets, liabilities, sales and expenses reported and on contingent liabilities and contingent assets information provided.

Unless otherwise indicated in this MD&A, the strategic priorities, business outlooks and assumptions described in the previous MD&A remain substantially unchanged.

Important risk factors that could cause actual results or events to differ materially from those expressed in or implied by the above-mentioned forward-looking statements and other forward-looking statements included in this MD&A include, but are not limited to: the intensity of competitive activity, and the resulting impact on the ability to attract customers’ disposable income; the Company’s ability to secure advantageous locations and renew existing leases at sustainable rates; the arrival of foreign concepts, the ability to attract new franchisees; changes in customer tastes, demographic trends and in the attractiveness of concepts, traffic patterns, occupancy cost and occupancy level of malls and office towers; general economic and financial market conditions, the level of consumer confidence and spending, and the demand for, and prices of, the products; the ability to implement strategies and plans in order to produce the expected benefits; events affecting the ability of third-party suppliers to provide essential products and services; labour availability and cost; stock market volatility; volatility in foreign exchange rates or borrowing rates; foodborne illness; operational constraints and the event of the occurrence of epidemics, pandemics and other health risks.

These and other risk factors that could cause actual results or events to differ materially from the expectations expressed in or implied by these forward-looking statements are discussed in this MD&A.

Readers are cautioned that the risks described above are not the only ones that could impact the Company. Additional risks and uncertainties not currently known or that are currently deemed to be immaterial may also have a material adverse effect on the business, financial condition or results of operations.

Except as otherwise indicated by the Company, forward-looking statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after February 15, 2018. The financial impact of these transactions and non-recurring and other special items can be complex and depends on the facts particular to each of them. The Company therefore cannot describe the expected impact in a meaningful way or in the same way that present known risks affecting our business.

Compliance with International Financial Reporting Standards

Unless otherwise indicated, the financial information presented below, including tabular amounts, is prepared in accordance with International Financial Reporting Standards (“IFRS”). MTY uses earnings before interest, taxes, depreciation and amortization (“EBITDA”), because this measure enables management to assess the Company’s operational performance.

The Company also discloses same-store sales growth, which are defined as comparative sales generated by stores that have been open for at least thirteen months or that have been acquired more than thirteen months ago. Same stores sales growth provides information on the comparative performance of the restaurants in our network from one period to the next.

Similarly, the Company uses system sales to evaluate the size and performance of MTY’s network, as well as to indicate its income-generation potential. System sales include the sales of existing restaurants, of the ones that have closed or have opened during the period, as well as the sales of new concepts acquired from the closing date of the transaction and forward.

These measures are widely accepted financial indicators but are not a measurement determined in accordance with IFRS and may not be comparable to those presented by other companies. These non-IFRS measures are intended to provide additional information about the performance of MTY, and should not be considered in isolation or as a substitute for measure of performance prepared in accordance with IFRS.

The Company uses these measures to evaluate the performance of the business as they reflect its ongoing operations. Management believes that certain investors and analysts use EBITDA to measure a company’s ability to meet payment obligations or as a common measurement to value companies in the industry. Similarly, same-store sales growth and system sales provide additional information to investors about the performance of the network that is not available under IFRS. Both measures are components in the determination of short-term incentive compensation for some employees.

Highlights of significant events during the fiscal year

On September 29, 2017, the Company announced it had completed through its 100% owned subsidiary MTY Tiki Ming Entreprises Inc., the acquisition of the assets of Dagwoods Sandwiches and Salads. The total purchase price was $3.0 million of which $2.6 million was settled in cash. At closing, Dagwoods operated 22 stores in Canada.

On June 16, 2017, the Company announced it had completed through its 80% controlling interest in a subsidiary the acquisition of the assets of Houston Avenue Bar & Grill (“Houston”) and Industria Pizzeria + Bar (“Industria”). The Company’s share of the purchase consideration was $16.8 million of which $12.8 million was settled in cash. At closing nine Houston and three Industria were in operation. All locations are located in Canada.

On June 9, 2017, the Company announced it had completed the acquisition of the assets of The Works Gourmet Burger Bistro. The purchase price was $8.2 million of which $7.1 million was settled in cash. At closing, there were 27 locations in operation, all of them located in Canada.

On May 8, 2017, the Company announced that it had completed the acquisition of the assets of Steak Frites St-Paul and Giorgio Ristorante for an amount of $0.4 million, of which $0.3 million was paid from cash on hand. At closing, six Giorgio Ristorante and nine Steak Frites were in operation. All locations are located in Canada.

On April 19, 2017, the Company acquired the remaining non-controlling shareholder interest in 7687567 Canada Inc. (Lucky 8) for a non-material cash consideration.

On February 1, 2017, the Company sold its exclusive Canadian master franchise rights of Yogen Früz for an amount of $0.8 million.

On December 9, 2016, the Company announced that it had completed through its 60% controlling interest in a subsidiary the acquisition of the assets of La Diperie. The Company’s share of the purchase consideration amounted to $0.9 million, satisfied by the payment of $0.8 million cash. At closing, La Diperie operated 5 stores in Canada.

Change in accounting estimate

Effective September 1, 2017, the Company refined its method to determine breakage income recognized for Cold Stone Creamery gift cards that were not acquired as part of the business acquisition. Previously, the Company would recognize breakage revenue in its consolidated statements of income based on historical redemption patterns, when it was established that these gift cards had a remote likelihood of being redeemed.

Under the refined method, the Company recognizes breakage on the Cold Stone Creamery gift cards in it is consolidated statements of income based on historical load and redemption patterns. The redemption rate was established following an analysis performed over 10 years of the redemption patterns as well as expected future trends. The expected breakage is then recognized into income on a pro rata basis as gift cards are redeemed.

The Company has determined that this accounting change represents a change in accounting estimate the refined method resulted in a cumulative adjustment to increase previously recorded breakage income by $3.4 million. This adjustment has been recorded in the consolidated statements of income for the year ended November 30, 2017. This change in estimate was accounted for prospectively.

Core business

MTY franchises and operates quick-service restaurants under the following banners: Tiki-Ming, Sukiyaki, La Crémière, Au Vieux Duluth Express, Carrefour Oriental, Panini Pizza Pasta, Franx Supreme, Villa Madina, Cultures, Thaï Express, Vanellis, Kim Chi, “TCBY”, Yogen Früz, Sushi Shop, Koya Japan, Vie & Nam, Tandori, O’Burger, Tutti Frutti, Taco Time, Country Style, Buns Master, Valentine, Jugo Juice, Mr. Sub, Koryo Korean Barbeque, Mr. Souvlaki, Sushi Go, Mucho Burrito, Extreme Pita, PurBlendz, ThaïZone, Madisons New York Grill & Bar, Café Dépôt, Muffin Plus, Sushi-Man, Fabrika, Van Houtte, Manchu Wok, Wasabi Grill & Noodle, Tosto, Big Smoke Burger, Cold Stone Creamery, Blimpie, Surf City Squeeze, The Great Steak & Potato Company, NrGize Lifestyle Café, Samurai Sam’s Teriyaki Grill, Frullati Café & Bakery, Rollerz, Johnnie`s New York Pizzeria, Ranch One, America’s Taco Shop, Cereality, Tasti D-Lite, Planet Smoothie, Maui Wowi, Pinkberry, Baja Fresh Mexican Grill, La Salsa Fresh Mexican Grill, La Diperie, Steak Frites St-Paul, Giorgio Ristorante, The Works Gourmet Burger Bistro, Houston Avenue Bar & Grill and Industria Pizzeria + Bar, and Dagwoods Sandwiches and Salads.

As at November 30, 2017, MTY had 5,469 locations in operation, of which 5,402 were franchised or under operator agreements and the remaining 67 locations were operated by MTY.

MTY’s locations can be found in: i) mall and office tower food courts and shopping malls; ii) street front; and, iii) non-traditional format within airports, petroleum retailers, convenience stores, cinemas, amusement parks, in other venues or retailers shared sites, hospitals, universities and food-truck carts. The street front locations are mostly made up of the Country Style, La Crémière, Sushi Shop, Taco Time, Tutti Frutti, Valentine, Mr. Sub, ThaïZone, Extreme Pita, Mucho Burrito, Madisons, Houston Avenue Bar & Grill, Industria Pizzeria + Bar, Steak Frites St-Paul, Giorgio Ristorante, The Works Gourmet Burger Bistro,

Blimpie, Cold Stone Creamery and Baja Fresh Mexican Grill banners. La Crémière , “TCBY” and La Diperie operate primarily from April to September and the other banners generally operate year-round.

MTY has developed several quick service restaurant concepts: Tiki-Ming (Chinese cuisine), was its first banner, followed by Sukiyaki (a Japanese delight), Franx Supreme (hot dog/hamburger), Panini Pizza Pasta, Chick’n’Chick, Caferama, Carrefour Oriental, Villa Madina, Kim Chi, Vie & Nam, Tandori, O’Burger and Tosto.

Other banners added through acquisitions include:

	Acquisition	%	# of franchised	# of corporate
Brand	year	ownership	locations	locations
Fontaine Santé/Veggirama	1999	100%	18	—
La Crémière	2001	100%	71	3
Croissant Plus	2002	100%	18	2
Cultures	2003	100%	24	—
Thaï Express	May 2004	100%	6	—
Mrs. Vanelli’s	June 2004	100%	103	—
TCBY – Canadian master franchise right	September 2005	100%	91	—
Yogen FrüzTM exclusive master franchise rights in Canada[1]	April 2006	100%	152	—
Sushi Shop	September 2006	100%	42	5
Koya Japan	October 2006	100%	24	—
Sushi Shop – existing franchise locations	September 2007	100%	—	15
Tutti Frutti	September 2008	100%	29	—
Taco Time – Canadian master franchise rights	October 2008	100%	117	—
Country Style Food Services Holdings Inc.	May 2009	100%	475	5
Groupe Valentine inc.	September 2010	100%	86	9
Jugo Juice	August 2011	100%	134	2
Mr. Submarine	November 2011	100%	338	—
Koryo Korean BBQ	November 2011	100%	19	1
Mr. Souvlaki	September 2012	100%	14	—
SushiGo	June 2013	100%	3	2
Extreme Pita, PurBlendz and Mucho Burrito ("Extreme Brandz")	September 2013	100%	300 - 34 of which in the United States	5
ThaïZone	September 2013	80% +	25 and 3 mobile restaurants
	March 2015	20%		—
Madisons	July 2014	90%	14	—
Café Dépôt, Muffin Plus, Sushi-Man and Fabrika	October 2014	100%	88	13
Van Houtte Café Bistros – perpetual franchising license	November 2014	100%	51	1
Manchu Wok, Wasabi Grill & Noodle and SenseAsian	December 2014	100%	115	17

[1] The Yogen FrüzTM exclusive master franchise rights in Canada were disposed of on February 1st , 2017.

	Acquisition	%	# of franchised	# of corporate
Brand	year	ownership	locations	locations
Big Smoke Burger	September 2015 September 2016	60% + 40%	13	4
Kahala Brands Ltd - Cold Stone Creamery, Blimpie, Taco Time, Surf City Squeeze, The Great Steak & Potato Company, NrGize Lifestyle Café, Samurai Sam’s Teriyaki Grill, Frullati Café & Bakery, Rollerz, Johnnie`s New York Pizzeria, Ranch One, America’s Taco Shop, Cereality, Tasti D-Lite, Planet Smoothie, Maui Wowi and Pinkberry	July 2016	100%	2,839	40
BF Acquisition Holdings, LLC – Baja Fresh Mexican Grill and La Salsa Fresh Mexican Grill	October 2016	100%	167	16
La Diperie	December 2016	60%	5	—
Steak Frites St-Paul and Giorgio Ristorante	May 2017	83.25%	15	—
The Works Gourmet Burger Bistro	June 2017	100%	23	4
Houston Avenue Bar & Grill and Industria Pizzeria + Bar	June 2017	80%	12	—
Dagwoods Sandwiches and Salads	September 2017	100%	20	2

MTY also has an exclusive area development agreement with Restaurant Au Vieux Duluth to develop and sub-franchise Au Vieux Duluth Express quick-service restaurants in the Provinces of Ontario and Quebec.

Revenues from franchise locations are generated from royalty fees, franchise fees, sales of turn key projects, rent, sign rental, supplier contributions, gift card breakage and program fees and sales of other goods and services to franchisees, including those generated by the distribution centre that serves the Valentine and Franx Supreme franchisees. Operating expenses related to franchising include salaries, general and administrative costs associated with existing and new franchisees, expenses in the development of new markets, costs of setting up turn key projects, rent, supplies and equipment sold to franchisees.

Revenues from corporate owned locations include sales generated from corporate owned locations. Corporate owned location expenses include the costs incurred to operate corporate owned locations.

MTY generates revenues from the food processing business discussed herein. The plant produces various products that range from ingredients and ready to eat food sold to restaurants or other food processing plants to prepared food sold in retail stores. The plant generates most of its revenues selling its products to distributors and retailers.

Description of recent acquisitions

On September 29, 2017, the Company announced it had completed the acquisition of the assets of Dagwoods Sandwiches and Salads. The purchase price was $3.0 million of which $2.6 million was settled in cash. At closing, there were 22 locations in operation, all of them located in Canada.

On June 16, 2017, the Company announced it had completed through its 80% controlling interest in a subsidiary the acquisition of the assets of Houston Avenue Bar & Grill (“Houston”) and Industria Pizzeria + Bar (“Industria”). The Company’s share of the purchase consideration was $16.8 million of which $12.8 million was settled in cash. At closing nine Houston and three Industria were in operation. All locations are located in Canada.

On June 9, 2017, the Company announced it had completed the acquisition of the assets of The Works Gourmet Burger Bistro. The purchase price was $8.2 million of which $7.1 million was settled in cash. At closing, there were 27 locations in operation, all of them located in Canada.

On May 8, 2017, the Company announced that it had completed the acquisition of the assets of Steak Frites St-Paul and Giorgio Ristorante for an amount of $0.4 million, of which $0.3 million was paid from cash on hand. At closing, six Giorgio Ristorante and nine Steak Frites were in operation. All locations are located in Canada.

On April 19, 2017, the Company acquired the remaining non-controlling shareholder interest in 7687567 Canada Inc. (Lucky 8) for a non-material cash consideration.

On December 9, 2016, the Company announced that it had completed through its 60% controlling interest in a subsidiary the acquisition of the assets of La Diperie. The Company’s share of the purchase consideration amounted to $0.9 million, satisfied by the payment of $0.8 million cash. At closing, La Diperie operated 5 stores in Canada.

On October 5, 2016, the Company completed the acquisition of BF Acquisition Holdings, LLC (BFAH), for a purchase price of approximately $35.4 million. At closing, there were 183 stores in operation in the United States, 16 of which were corporately-owned.

On September 30, 2016, the Company acquired the interest of the non-controlling shareholders of one of its subsidiaries (9410198 Canada Inc., doing business as Big Smoke Burger) for $1.2 million. Following this transaction, the Company has 100% ownership of this subsidiary.

On July 26, 2016, the Company acquired all of the shares of Kahala Brands Ltd. for a total consideration of $394.2 million. Of this amount, $212.4 million was paid in cash. Financing for the acquisition was composed of the issuance of 2,253,930 shares, $33.0 million of MTY’s cash on hand and the remainder was paid by MTY’s new $325 million credit facility. As at closing, Kahala Brands Ltd. operated 18 brands in 27 countries and had 2,879 locations in operation. The purchase consideration was adjusted and finalized at $393.4 million pursuant to the receipt of final working capital adjustments and an amendment to the repayment terms of the holdback payable. Please refer to note 7 of the consolidated financial statements.

Selected annual information

	Year ended	Year ended	Year ended
(in thousands $)	November 30, 2017	November 30, 2016	November 30, 2015
Total assets	854,345	852,650	225,387
Total long-term liabilities	341,776	359,512	7,711
Operating revenue	276,083	191,275	145,203

EBITDA	93,726	65,841	50,682

Income before income taxes	62,664	68,686	35,903
Income before taxes, excluding impairment charges and reversals	63,664	68,686	43,996

Net income attributable to owners	49,507	54,421	26,015
Total comprehensive income attributable to owners	33,747	57,147	25,918

EPS basic	2.32	2.73	1.36
EPS diluted	2.32	2.73	1.36

Dividends paid on common stock	9,832	$9,314	$7,648
Dividends per common share	$0.46	$0.46	$0.40

Weighted daily average number of common shares	21,374,497	19,908,827	19,120,567
Weighted average number of diluted common shares	21,374,497	19,908,827	19,120,567

Summary of quarterly financial information

				Quarters ended
(in thousands $)	February	May	August	November	February	May	August	November
	2016	2016	2016	2016	2017	2017	2017	2017
Revenue	$35,320	$35,362	$52,886	$67,707	$64,016	$69,962	$72,372	$69,733
EBITDA[1]	$12,106	$12,820	$17,953	$22,962	$16,336	$24,595	$25,576	$27,219
Net income attributable to owners	$7,927	$8,335	$22,685	$15,474	$2,015	$16,033	$12,035	$19,424
Total comprehensive income (loss) attributable to owners	$8,414	$8,266	$16,900	$23,567	($1,192)	$20,145	($14,344)	$29,138
Earnings per share	$0.41	$0.44	$1.13	$0.75	$0.09	$0.75	$0.56	$0.91
Earnings per diluted share	$0.41	$0.44	$1.13	$0.75	$0.09	$0.75	$0.56	$0.91

1. EBITDA (income before income taxes, interest, depreciation and amortization) is not an earnings measure recognized by IFRS and therefore may not be comparable to similar measures presented by other companies. EBITDA is defined as operating revenues less operating expenses. See reconciliation of EBITDA to Income before taxes on page 17.

Segment note disclosure

Management monitors and evaluates results of the Company based on geographical segments; these two segments being Canadian and United States of America. Each geographical area is managed by their respective Chief Operating Officers (COO) whom brand leaders report to account for the results of their operations.

Results of operations for the fiscal year ended November 30, 2017

Revenue

During the 2017 fiscal year, the Company’s total revenue increased by 44% to reach $276.1 million.

Revenues for the two segments of business are broken down as follows:

		November 30, 2017	November 30, 2016	Variation
Segment	Sub-division	($ million)	($ million)

Canada	Franchise operation	107.9	107.3	0%
	Corporate stores	23.4	22.2	6%
	Food processing	14.7	13.1	13%
	Intercompany transactions	(4.1)	(3.1)	N/A
Total Canada		141.9	139.5	2%

USA &	Franchise operation	107.7	40.7	165%
International	Corporate stores	26.8	11.2	139%
	Intercompany transactions	(0.3)	(0.1)	N/A
Total USA/International		134.2	51.8	159%
Total operating revenues		276.1	191.3	44%

Canada revenue analysis:

As is shown in the table above, revenue from franchise locations in Canada remained stable during 2017.

Several factors contributed to the variation, as listed below:

$ million

Revenues, 2016 fiscal year	107.3
Increase in recurring revenue streams	3.6
Decrease in initial franchise fees, renewal fees and transfer fees	(1.1)
Decrease in turn key, sales of material to franchisees and rent revenues	(4.1)
One-time contract termination settlement	1.9
Other non-material variations	0.3
Revenues, 2017 fiscal year	107.9

Revenue from corporate owned locations increased by 6%, to $23.4 million during the period. The increase is mainly due to sales from the newly acquired the Works Gourmet Burger Bistro which included 4 corporate locations and offset by the sale and closure of some corporate stores. At the end of the period, the company had 29 corporate stores in Canada, compared to 31 a year earlier.

Food processing revenues increased by 13% during 2017, mainly due to the continuous addition of new product lines.

USA/International revenue analysis:

During the 2017 fiscal year, the Company benefitted from the impact of the acquisitions of Kahala Brands Ltd. and BF Acquisition Holdings, LLC, which account for most of the increase in all revenue streams.

Cost of sales and other operating expenses

During the 2017 fiscal year, operating expenses increased by 45% to $182.4 million, up from $125.4 million a year ago. Operating expenses for the two business segments were incurred as follows:

		November 30, 2017	November 30, 2016	Variation
Segment	Sub-division	($ million)	($ million)
Canada	Franchise operation	53.0	54.5	(3%)
	Corporate stores	23.2	22.3	4%
	Food processing	13.3	12.0	11%
	Intercompany transactions	(2.9)	(2.1)	N/A
Total Canada		86.6	86.7	N/A

USA &	Franchise operation	66.3	27.0	145%
International	Corporate stores	31.0	12.8	143%
	Intercompany transactions	(1.5)	(1.1)	N/A
Total USA/International		95.8	38.7	147%
Total cost of sales and other operating expenses		182.4	125.4	45%

Canada cost of sales and other operating expenses analysis:

Expenses from franchise operations decreased by $1.5 million when compared to fiscal 2016. The decrease is mostly attributable to a decrease in the number of turnkey projects and fluctuated in line with the associated revenues and a decrease in lease termination costs and commissions paid. This was partially offset by an increase in the wages and benefits resulting from the acquisitions realized during the year.

The variation of expenses from the corporate stores and food processing activities were both tightly correlated to the related revenues.

USA/International cost of sales and other operating expenses analysis:

During the period, the Company incurred additional operational costs for this segment as a result of operating Kahala Brands Ltd. and BF Acquisition Holdings, LLC. for a full period during 2017 (four and two months respectively during 2016). Operating expenses in the US were also impacted adversely by provisions taken on two loans receivable from multiple-unit holders which were deemed to have become impaired.

Earnings before interest, taxes, depreciation and amortization (EBITDA)

		Fiscal year ended November 30, 2017
		Canada	USA &	Total
	(In millions $)		International
Revenues		141.9	134.2	276.1
Expenses		86.6	95.8	182.4
EBITDA[1]		55.3	38.4	93.7
EBITDA as a % of Revenue		39%	28%	34%

		Fiscal year ended November 30, 2016
		Canada	USA &	Total
	(In millions $)		International
Revenues		139.5	51.8	191.3
Expenses		86.6	38.8	125.4
EBITDA[1]		52.9	13.0	65.9
EBITDA as a % of Revenue		38%	25%	34%

1 EBITDA (income before income taxes, interest, depreciation and amortization) is not an earnings measure recognized by IFRS and therefore may not be comparable to similar measures presented by other companies. EBITDA is defined as operating revenues less operating expenses. See reconciliation of EBITDA to Income before taxes on page 12

Below is a summary of performance segmented by product/service:

	Fiscal year ended November 30, 2017
	Franchise	Corporate	Processing	Intercompany	Total
(In millions $)				transactions
Revenues	215.6	50.2	14.7	(4.4)	276.1
Expenses	119.3	54.2	13.3	(4.4)	182.4
EBITDA[1]	96.3	(4.0)	1.4	—	93.7
EBITDA as a % of Revenue	45%	N/A	10%	N/A	34%

	Fiscal year ended November 30, 2016
	Franchise	Corporate	Processing	Intercompany	Total
(In millions $)				transactions
Revenues	148.0	33.4	13.1	(3.2)	191.3
Expenses	81.5	35.1	12.0	(3.2)	125.4
EBITDA[1]	66.5	(1.7)	1.1	—	65.9
EBITDA as a % of Revenue	45%	N/A	8%	N/A	34%

1 EBITDA (income before income taxes, interest, depreciation and amortization) is not an earnings measure recognized by IFRS and therefore may not be comparable to similar measures presented by other companies. EBITDA is defined as operating revenues less operating expenses. See reconciliation of EBITDA to Income before taxes on page 12.

Total EBITDA for the year ended November 30, 2017 was $93.7 million, an increase of 42% compared to the same period last year. Canada contributed to 59% of total EBITDA while the USA/International operations contributed to 91% of the total increase. The increase in USA/International EBITDA is due to the acquisition of Kahala Brands Ltd. and BF Acquisition Holdings, LLC which were operated for the entire twelve-month period in 2017 (four and two months respectively during 2016).

In Canada, EBITDA for 2017 increased when compared to last year mainly as a result of the acquisitions realized during the period and of a non-recurring gain on the early termination of a contract.

The USA & International EBITDA grew substantially despite the adverse impact of a weaker US dollar in the fourth quarter of 2017, which affects the value of the EBITDA generated in the USA and internationally after it is translated into our presentation currency, the Canadian dollar.

Net income

For the year ended November 30, 2017, net income attributable to owners decreased by 9%, to $49.5 million or $2.32 per share ($2.32 per diluted share) compared to $54.4 million or $2.73 per share ($2.73 per diluted share) for the same period last year.

Excluding the impact of various non-recurring items realized in 2016, which resulted in other income of $14.0 million and had an after-tax impact of $13.2 million recorded in 2016, net income would have increased by 20% during 2017.

Calculation of Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA)

	Period ended	Period ended
	November 30,	November 30,
(in thousands $)	2017	2016
Income before taxes	62,664	68,686
Depreciation – property, plant and equipment	2,724	2,065
Amortization – intangible assets	20,178	10,779
Interest on long-term debt	10,314	3,855
Foreign exchange gain	(2,004)	(3,198)
Interest income	(439)	(287)
Loss on revaluation of financial liabilities recorded at fair value through profit and loss	409	—
Other income	—	(13,959)
Impairment charge on intangible assets and goodwill	1,000	—
Gain on disposal of property, plant and equipment and intangibles	(1,120)	(2,100)
EBITDA	93,726	65,841

Other income and charges

Interest on long-term debt increased to $10.3 million from $3.9 million during the period mainly as a result of the impact of one full year of the interest on the credit facilities related to the acquisition of Kahala Brands Ltd. and BF Acquisition Holdings, LLC in 2016.

During the year, as the result of a decline in the financial performance of the America’s Taco Shop, Rollerz and Cereality franchise networks, the Company carried out a review of the recoverable amounts of the intangible assets related to these brands. The review led to the recognition of a non-cash impairment charge of $1.0 million.

Income taxes

The provision for income taxes as a percentage of income before taxes has increased slightly compared to the rate experienced in 2016. The 2017 provision for income taxes was impacted favorably by changes in the tax rates at which certain deferred tax assets and liabilities are calculated. That favorable item was partially offset by some unrealized capital losses for which no tax assets have been recognized; during 2016, the provision for taxes was favorably impacted by the utilization of previously unrecognized capital losses.

Results of operations for the fourth quarter ended November 30, 2017

Revenue

During the fourth quarter of the 2017 fiscal year, the Company’s total revenue increased by 3% to reach $69.7 million. Revenues for the two segments of business are broken down as follows:

		November 30, 2017	November 30, 2016	Variation
Segment	Sub-division	($ million)	($ million)

Canada	Franchise operation	31.3	28.5	10%
	Corporate stores	6.2	5.5	14%
	Food processing	4.2	3.5	20%
	Intercompany transactions	(2.1)	(1.7)	N/A
Total Canada		39.6	35.8	11%

USA &	Franchise operation	25.3	26.4	(4%)
International	Corporate stores	4.9	5.6	(14%)
	Intercompany transactions	(0.1)	(0.1)	N/A
Total USA/International		30.1	31.9	(5%)
Total operating revenues		69.7	67.7	3%

Canada revenue analysis:

As is shown in the table above, revenue from franchise locations in Canada increased by 10%. Several factors contributed to the variation, as listed below:

$ million

Revenues, fourth quarter of 2016	28.5
Increase in recurring revenue streams	2.2
Decrease in initial franchise fees, renewal fees and transfer fees	(0.1)
Decrease in turn key, sales of material to franchisees and rent revenues	(1.6)
One-time gain; lease contract termination	1.9
Other non-material variations	0.4
Revenues, fourth quarter of 2017	31.3

Revenue from corporate owned locations increased by 14%, to $6.2 million during the three-month period. The increase is mainly due to sales from the newly acquired the Works Gourmet Burger Bistro which included 4 corporate locations and offset by the sale and closure of some corporate stores. At the end of the period, the company had 29 corporate stores in Canada, compared to 31 a year earlier.

Food processing revenues increased by 20% during the fourth quarter of 2017, mainly due to the continuous addition of new product lines.

USA/International revenue analysis:

As is shown in the table above, revenue from franchise locations in the US decreased by 4%. Several factors contributed to the variation, as listed below:

$ million

Revenues, fourth quarter of 2016	26.4
Increase in recurring revenue streams	1.2
Decrease in initial franchise fees, renewal fees and transfer fees	(0.7)
Decrease in sales of material to franchisees	(1.3)
Increase due to gift card breakage income	0.5
Impact of variation in foreign exchange rates	(1.4)
Other non-material differences	0.6
Revenues, fourth quarter of 2017	25.3

Revenue from corporate owned locations decreased by 14%, to $4.9 million during the three-month period, due to the sale and closure of corporate stores. At the end of the period, the company had 38 corporate stores in the US, compared to 51 a year earlier.

Cost of sales and other operating expenses

During the fourth quarter of 2017, operating expenses decreased by 6% to $42.5 million, from $44.7 million a year ago. Operating expenses for the two business segments were incurred as follows:

		November 30, 2017	November 30, 2016	Variation
Segment	Sub-division	($ million)	($ million)

Canada	Franchise operation	12.4	12.5	0%
	Corporate stores	5.8	4.9	17%
	Food processing	3.6	3.2	14%
	Intercompany transactions	(0.6)	(0.7)	N/A
Total Canada		21.2	19.9	7%

USA &	Franchise operation	17.0	17.9	(5%)
International	Corporate stores	5.9	8.0	(26%)
	Intercompany transactions	(1.6)	(1.1)	N/A
Total USA/International		21.3	24.8	(14%)
Total cost of sales and other operating expenses		42.5	44.7	(6%)

Canada cost of sales and other operating expenses analysis:

Expenses from franchise operations decreased by $0.1 million during the fourth quarter of 2017 compared to the same period last year. Notable variations include an increase in the wages and benefits resulting from recent acquisitions and higher professional fees and to a decrease in the cost of turnkeys which offset each other.

Corporate stores costs increased for the three-month period ended November 30, 2017 by 17% compared to prior year. The increase is attributable to having eight casual dining restaurants corporately-operated during the quarter, compared to none in the same period in 2016; casual dining restaurants are typically generating higher revenues and expenses than quick-service restaurants.

Expenses from the food processing segment fluctuated mostly as a function of factors explained in the Revenue section above.

USA/International cost of sales and other operating expenses analysis:

During the three-month period, the Company expenses from US franchise operations decreased by $0.9 million or 5% when compared to the same period last year. The decrease predominantly results from the foreign exchange rates variation between the two periods.

Corporate stores costs decreased for the three-month period ended November 30, 2017 by 26% compared to prior year. The decrease is predominantly explained by the decrease in number of locations operating at the end of the current period versus the prior period. The decrease in expenses is greater than the decrease in revenues due to the closure of certain underperforming stores during the year.

Earnings before interest, taxes, depreciation and amortization (EBITDA)

		Three months ended November 30, 2017
		Canada	USA &	Total
	(In millions $)		International
Revenues		39.6	30.1	69.7
Expenses		21.2	21.3	42.5
EBITDA[1]		18.4	8.8	27.2
EBITDA as a % of Revenue		46%	29%	39%

		Three months ended November 30, 2016
		Canada	USA &	Total
	(In millions $)		International
Revenues		35.8	31.9	67.7
Expenses		19.8	24.9	44.7
EBITDA[1]		16.0	7.0	23.0
EBITDA as a % of Revenue		45%	22%	34%

1 .EBITDA (income before income taxes, interest, depreciation and amortization) is not an earnings measure recognized by IFRS and therefore may not be comparable to similar measures presented by other companies. EBITDA is defined as operating revenues less operating expenses. See reconciliation of EBITDA to Income before taxes on page 16.

Below is a summary of performance segmented by product/service:

Three months ended November 30, 2017
	Franchise	Corporate	Processing	Intercompany	Total
(In millions $)				transactions
Revenues	56.6	11.1	4.2	(2.2)	69.7
Expenses	29.4	11.7	3.6	(2.2)	42.5
EBITDA[1]	27.2	(0.6)	0.6	—	27.2
EBITDA as a % of Revenue	48%	N/A	14%	N/A	39%

	Three months ended November 30, 2016
	Franchise	Corporate	Processing	Intercompany	Total
(In millions $)				transactions
Revenues	54.9	11.1	3.5	(1.8)	67.7
Expenses	30.4	13.0	3.2	(1.8)	44.7
EBITDA[1]	24.5	(1.8)	0.3	—	23.0
EBITDA as a % of Revenue	45%	N/A	9%	N/A	34%

1 EBITDA (income before income taxes, interest, depreciation and amortization) is not an earnings measure recognized by IFRS and therefore may not be comparable to similar measures presented by other companies. EBITDA is defined as operating revenues less operating expenses. See reconciliation of EBITDA to Income before taxes on page 16.

Total EBITDA for the three-month period ended November 30, 2017 was $27.2 million, an increase of 18% million compared to the same period last year. The USA/International operations contributed to 43% of the increase, despite suffering from the adverse impact of foreign exchange variations. The increase in USA/International EBITDA is due to the cumulative adjustment of $3.4 million made to gift card revenues.

In Canada, EBITDA for the fourth quarter of 2017 increased by $2.4 million compared to the same period to the same period last year as a result of a non-recurring gain from the early termination of a contract and growth in processing plant EBITDA margin.

Net income
For the three-month period ended November 30, 2017, net income attributable to owners increased to $19.4 million or $0.91 per share ($0.91 per diluted share) from $15.5 million or $0.75 per share ($0.75 per diluted share) compared to the same period last year, mainly owing to the growth in EBITDA mentioned above

Calculation of Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA)

	Quarter ended	Quarter ended
	November 30,	November 30,
(in thousands $)	2017	2016
Income before taxes	19,132	24,999
Depreciation – property, plant and equipment	576	846
Amortization – intangible assets	3,386	4,955
Interest on long-term debt	2,470	2,794
Foreign exchange loss (gain)	360	(3,927)
Interest income	(66)	(74)
Other income	—	(5,979)
Loss on revaluation of financial liabilities recorded at fair value through profit and loss	409	—
Impairment charge on intangible assets and goodwill	1,000	—
Gain on disposal of property, plant and equipment and intangibles	(48)	(652)
EBITDA	27,219	22,962

Other income and charges

During the period, as the result of a decline in the financial performance of the America’s Taco Shop, Rollerz and Cereality franchise networks, the Company carried out a review of the recoverable amounts of the intangible assets related to these brands. The review led to the recognition of a non-cash impairment of $1.0 million.

Income taxes

The provision for income taxes as a percentage of income before taxes has decreased. The decrease mainly stems from a change in deferred income tax rates and adjustments made to prior year tax provision recorded during the quarter.

Contractual obligations and long-term debt

The obligations pertaining to the long-term debt and the minimum rentals for the leases that are not subleased are as follows:

For the period ending	Long term debt(1)	Net lease	Total contractual
(In thousands $)		commitments	obligations
12 months ending November 2018	5,203	11,209	16,412
12 months ending November 2019	7,974	10,371	18,345
12 months ending November 2020	4,388	9,923	14,311
12 months ending November 2021	210,530	9,394	219,924
12 months ending November 2022	4,085	7,792	11,877
Balance of commitments due after 2022	30	18,843	18,873
	232,210	67,532	299,742
(1)	Amounts shown represent the total amount payable at maturity and are therefore undiscounted. For total commitments, please refer to the November 30, 2017 consolidated financial statements

Long-term debt includes interest bearing term loans related to the acquisition of Kahala Brands Ltd. and BF Acquisition Holdings, LLC, promissory notes related to the acquisition of Houston and Industria, minority put options, non-interest-bearing holdbacks on acquisitions and non-interest-bearing contract cancellation fees.

During 2017, the Company modified its term credit facility by rolling it into the existing revolving credit facility which resulted in the cancellation of its term credit facility and in CAD$210.5 million being drawn from the revolving credit facility. Interest rates are variable and are based on various financing instruments that have maturities from 1 to 180 days. Interest rates also depend on the Company’s debt-to-equity ratio, where a lower indebtedness results in more favorable terms.

For amounts drawn in US dollars, the Company has the option to pay interest based on US base rates 4.75% as at November 30, 2017 (3.25% as at November 30, 2016), plus a margin not exceeding 2.00%, or based on LIBOR plus a margin not exceeding 3.00%. For amounts drawn in Canadian dollars, the Company has the option to pay interest based on the Canada Prime rate, 4.20% as at November 30, 2017 (2.70% as at November 30, 2016), as determined by the Toronto-Dominion Bank of Canada, plus a margin not exceeding 2.00% or based on Banker’s Acceptances, plus a margin not exceeding 3.00%.

Liquidity and capital resources

As of November 30, 2017, the amount held in cash totalled $56.5 million, an increase of $20.2 million since the end of the 2016 fiscal period. The primary reason for the increase was an accumulation of resources required to fund the purchase of the limited liability company interests in CB Franchise Systems, LLC ("The Counter"), Built Franchise Systems, LLC ("Built”) which took place on December 1, 2017.

During the year, the Company paid $9.8 million in dividends to its shareholders. This had no significant impact on the cash position of the Company as a result of strong cash flows generated by operations.

Cash flows generated by operating activities were $89.5 million during the year, compared to $51.7 million for the same period in 2016. Excluding the variation in non-cash working capital items, income taxes and interest paid, operations generated $97.3 million in cash flows, compared to $64.5 million in 2016, which represents an increase of 51% compared to the same period last year. The increase is mostly due to the increase in EBITDA detailed above.

During the year, the Company modified its existing credit facilities payable to a syndicate of lenders. The modification resulted in an increase to the revolving credit facility which now has an authorized amount of $305,000, (November 30, 2016 - $150,000) and the cancellation of the existing term loan of $154,716 (November 30, 2016 $165,000). Transaction costs of $519 were incurred and will be deferred and amortized over the remaining 4 years of the life of the revolver.

The revolving credit facility now has an authorized amount of $305,000, (November 30, 2016 - $150,000), of which $210,522 was drawn at November 30, 2017.

The facility has the following financial covenants:

  The Debt to EBITDA ratio must be less than or equal to 3.50:1.00 from July 21, 2017 to July 20, 2018 and less than 3.00:1.00 thereafter.

  The fixed charges coverage ratio must be at 1.25:1.00 at all times.

The credit agreement also contains various limitations on distributions and on the usage of the proceeds from the disposal of assets which are not expected to impact the Company during the term of the credit agreement.

The revolving facility is repayable without penalty with the balance due on the date of maturity July 21, 2021.

At year end, the Company was in compliance with the covenants of the credit agreement.

In the short-term, Management will continue to open new locations that will be funded by new franchisees. MTY will continue its efforts to sell some of its existing corporate owned locations and will seek new opportunities to acquire other food service operations.

Financial position

Accounts receivable at the end of the period were at $34.1 million, compared to $36.1 million at the end of the 2016 fiscal period. The decrease is due to the timing of cash receipts.

Property, plant and equipment decreased by $1.0 million and intangible assets by $19.9 million. The decreases are mostly due to amortization, a non- cash impairment charge on the intangible assets in the US operations as well as the foreign exchange impact on the assets held by the Company’s foreign subsidiaries. These decreases were offset by the additions resulting from acquisitions of the period. Property, plant and equipment also decreased due to the sale of certain corporate stores in the USA.

Accounts payable and accrued liabilities increased to $57.6 million as at November 30, 2017, from $48.8 million as at November 30, 2016. The increase of $8.8 million is due to the acquisitions made during 2017, to the net balance of the advertising funds and to the timing of cash payments to suppliers.

Provisions, which are composed of litigation and dispute, closed store and gift card provisions, decreased to $75.3 million as at November 30, 2017 from $79.6 million as at November 30, 2016. An increase of breakage income from gift cards was recorded for the period ended November 30, 2017 which resulted in a decrease to the overall gift card liability. The increase in breakage income stems from a change in accounting estimate in during the last quarter of 2017 which results in earlier recognition of breakage income. This change only impacts Cold Stone gift cards which is the most significant gift card liability of the Company. The decrease is partially offset by an increase in provisions for litigations and disputes and closed stores.

Deferred revenues consist of distribution rights which are earned on a consumption basis, deferred rent payment received and include initial franchise fees to be earned once substantially all of the initial services have been performed. The balance as at November 30, 2017 was $22.7 million, an increase of $2.2 million since November 30, 2016. The increase is the result of higher unearned franchise fees.

Further details on the above statement of financial position items can be found in the notes to the November 30, 2017 consolidated financial statements.

Capital stock

During 2017 the Company did not issue or redeem shares. In 2016, the Company issued 2,253,930 shares from treasury to the sellers of Kahala Brands Ltd., to bring the total shares outstanding at 21,374,497 common shares.

Location information

MTY’s locations can be found in: i) food courts and shopping malls; ii) street front; and iii) non-traditional format within petroleum retailers, convenience stores, cinemas, amusement parks, in other venues or retailer shared sites, hospitals, universities and airports. The non-traditional locations are typically smaller in size, require lower investment and generate lower revenue than the shopping malls, food courts and street front locations.

	Number of locations
	November 30,	November 30,
	2017	2016

Franchises, beginning of period	5,599	2,695
Corporate owned, beginning of year
Canada	31	41
United States	51	2
Opened during the period	260	182

Closed during the period	(454)	(301)
Acquired during the period	81	3,062
Reduction due to sale of Yogen Früz	(99)	—
Total end of period	5,469	5,681

Franchises, end of period	5,402	5,599
Corporate owned, end of period
Canada	29	31
United States	38	51
Total end of period	5,469	5,681

During 2017, the Company completed the following acquisitions:

Number of restaurants as
at the date of the
Concept	acquisition
Le Diperie	5
Steak Frites St-Paul	9
Giorgio Ristorante	6
The Works Gourmet Burger Bistro	27
Houston Avenue Bar & Grill	9
Industria Pizzeria + Bar	3
Dagwood Sandwiches and Salads	22
Total number of restaurants acquired	81

On February 1st, 2017, the Company sold its Yogen Früz Master franchise rights back to Yogen Früz Canada. This transaction resulted in a reduction of 99 locations to our store count.

Excluding the seven transactions above, the Company’s network opened 260 locations (115 in Canada, 85 in the United States and 60 International) and closed 454 locations (179 in Canada, 201 in the United States and 74 International) during 2017.

The net reduction of 194 locations (60 in the first quarter, 48 in the second quarter, 46 in the third quarter and 40 in the fourth quarter) results from a multitude of factors, which includes competitive pressures, leases expiring, and closure of underperforming stores.

The average monthly sales for the stores closed during 2017 was approximately $19,000, while the average monthly sales of stores opened during the same period was approximately $25,200.

The chart below provides the breakdown of MTY’s locations and system sales by type:

	% of location count		% of system sales
Location type			year ended
	November 30		November 30
	2017	2016	2017	2016
Shopping mall & food court	23%	24%	27%	36%
Street front	48%	47%	57%	50%
Non-traditional format	29%	29%	16%	14%

The geographical breakdown of MTY’s locations and system sales consists of:

Geographical location	% of location count		% of system sales
			year ended
	November 30		November 30
	2017	2016	2017	2016
Ontario	17%	18%	14%	22%
Quebec & Eastern Canada	17%	15%	20%	27%
Western Canada	10%	10%	11%	17%
United States	47%	48%	48%	27%
International	9%	9%	7%	7%

In the United States, the stores located in the states of California and Florida generate the largest proportion of total system sales. They respectively represent 11% and 4% of the sales generated by MTY’s network.

During 2017, casual dining concepts generate approximately 4.2% of system sales, while quick-service and fast casual concepts generated the balance. It is expected casual dining sales will represent between 6% and 8% of sales as the impact of the 2017 acquisitions gets annualized.

System wide sales

During 2017, MTY’s network generated $2,301.8 million in sales, an increase of 55% compared to sales generated during our 2016 fiscal period. The increase is distributed as follows:

Sales (millions of $)

Reported sales – 2016 fiscal year	1,480.3
Net increase in sales generated by concepts acquired during 2016	781.0
Net increase in sales generated by concepts acquired during 2017	42.2
Net decrease resulting from the sale of the Yogen Früz network	(11.8)
Net increase resulting from stores opened in the last 24 months	76.5
Net decrease resulting from stores closed in the last 24 months	(52.2)
Impact of same store sales growth	(3.5)
Cumulative impact of foreign exchange variation	(10.7)
Reported sales – 2017 fiscal year	2,301.8

During 2017, system sales totaled $2,301.8 million, compared to $1,480.3 million last year. The acquisitions realized in the second half of 2016 and during 2017 accounted for nearly all of the increase. The net impact of stores opened and closed in the past 24 months was a $24.3 million increase. The strength of the Canadian dollar in the last few months of 2017 resulted in an unfavorable variation of $10.7 million.

During the fourth quarter of 2017, system sales reached $544.2 million, an increase of 2% over the comparable period last year. The increase is mainly due to the positive same store sales growth and the acquisitions realized during 2017, the impact of which was partially offset by the unfavorable variation of $6.7 million in foreign exchange rates.

During the quarter, 264 locations had to temporarily close because of hurricanes Harvey and Irma, 4 of which remain closed at the date of this MD&A; together, they were closed for a cumulative 1,764 days in the fourth quarter, and a total of 1,870 days during the year.

Cold Stone Creamery is the only concept that currently represents more than 10% of system sales, generating approximately one quarter of the total sales of MTY’s network. Thai Express, Taco Time and Baja Fresh Mexican Grill are the second, third and fourth largest concepts in terms of system sales, generating approximately 7% each of the network’s sales.

System wide sales include sales for corporate and franchise locations and exclude sales realized by the distribution center or by the food processing plant. System sales are converted from the currency in which they are generated into Canadian dollars for presentation purposes; they are therefore subject to variations in foreign exchange rates.

Same store sales

During the three months ended November 30, 2017, same store sales grew by 1.2% over the same period last year, continuing on the trend experienced in the third quarter of 2017. For the twelve-month period, same store sales have declined 0.2%. Excluding the impact of the leap year in 2016, the same store sales growth for 2017 would have been 0.0%.

Same store sales growth was broken down as follows in MTY’s main regions:

Region	Quarter ended	Year ended
	November 30, 2017

Canada	+2.2%	+0.2%
United States	-0.1%	-1.1%
International	+0.4%	-3.2%
Total	+1.2%	-0.2%

During the fourth quarter, same store sales for Canadian locations increased by 2.2% and has now been positive for the last seven months. Alberta has seen a promising directional improvement but is still negative, while Saskatchewan, which was already facing the same headwinds, was affected adversely by the introduction of the new meal tax in which seemed to deter customers. Quebec and British Columbia both continued on the momentum gained in the first two quarters, posting solid results.

In the United States, the network’s two largest markets, the states of California and Florida were both positive during the quarter, while some of our smaller markets have been facing challenges.

For 2018, management expects competition in both the Canadian and US markets to intensify further both from a price and an offering point of view. Drastic minimum wage increases in some regions are expected to cause some changes to the industry, and the reaction of customers to those changes cannot be anticipated at this moment. Restaurants are also facing more and more competition for food dollars coming from various sources including retail stores and “grab and go” types of offering.

Although consumer confidence and the current economic environment seem favorable at the moment, volatility in the price of commodities and currencies has a very material impact on employment rates and disposable income for MTY’s customers, resulting in uncertainty with respect to the future. The result of the NAFTA negotiations could also have impacts that cannot be foreseen at the moment.

Stock options

During the period, 200,000 options were granted. As at November 30, 2017 there were 200,000 options outstanding and none that are exercisable.

Subsequent Events

Acquisition of the Counter and Built

On December 1, 2017, the Company completed its acquisition of all of the limited liability company interests in CB Franchise Systems, LLC ("The Counter"), Built Franchise Systems, LLC ("Built”) for a total consideration of $33 million (US$ 24.6 million) of which $30 million $(US$ 22.3 million) was settled in cash and the remainder retained as a holdback on the transaction.

Definitive combination agreement Imvescor

On December 12, 2017, the Company announced that it has entered into a definitive combination agreement under which a wholly owned subsidiary of MTY would acquire all of the outstanding Imvescor Restaurant Group Inc. ("Imvescor"), common shares for $4.10 per Imvescor share, representing a total consideration of approximately $248 million. The consideration will be settled approximately 80% in shares and the remaining in cash. The transaction is subject to customary closing conditions, including the receipt of regulatory and Imvescor shareholder approvals.

US tax reform

On December 22, 2017, the United States proceeded to a tax reform through the enactment of the “Tax Cuts and Jobs Act” (hereafter the “Act”). One of the significant changes included in the Act is the reduction of the federal corporate tax rate from 35% to 21% effective January 1, 2018. For the financial year ending November 30, 2018, the applicable federal corporate tax rate will correspond to a blended rate of 22.19% based on the number of days in the taxation year before and after the effective date.

Based on temporary differences as of November 30, 2017, the Company preliminarily estimates that it will record a deferred tax benefit estimated at USD $29.1 million in its financial year ended November 30, 2018, by reducing its deferred tax liability recorded for its United States-based entities.

The Company made a preliminary analysis of the new Base Erosion Anti-Avoidance Tax (hereafter the “BEAT”) and changes to interest deduction limitation rules included in the Act and that will impact financial years November 30, 2019, and after. Based on available information as of financial statement date, the Company expect to meet the de minimis exception and not be subject to BEAT rules. Based on this preliminary analysis, the new interest deduction limitation might have an impact in future years. However, any amount disallowed based on the new interest deduction rule could be carried over future years and used against future taxable profit. Therefore, the Company does not expect this measure to have any permanent impact.

The new rules provided by the Act are complex and further guidance will be provided by the United States authorities in upcoming months. Accordingly, the information presented herein is subject to adjustments when new regulation will be available.

Dividends

On January 15, 2018, the Company approved a quarterly dividend of $0.15 per common share. Dividends were paid on February 15, 2018 and amounted to $3.2 million.

Agreement to acquire the assets of Timothy’s and Mmmuffins

On February 15, 2018, the Company announced it had entered into agreement to acquire the assets of Timothy’s World Coffee (“Timothy’s) and Mmmuffins, from Threecaf Brands, Canada, Inc., a subsidiary of Le Duff America, for an estimated consideration of $1.7 million.

Seasonality

Results of operations for any interim period are not necessarily indicative of the results of operations for the full year. The Company expects that seasonality will be a material factor in the quarterly variation of its results. System sales fluctuate seasonally. During January and February sales are historically lower than average due to weather conditions. Sales are historically above average during May to August; given the addition of Cold Stone Creamery, which is now MTY’s largest concept and which is also extremely seasonal, this pattern is expected to be more important in the future. This is generally as a result of higher traffic in the street front locations, higher sales from seasonal locations only operating during the summer months and higher sales from shopping centre locations. Sales for shopping mall locations are also higher than average in December during the Christmas shopping period.

Contingent liabilities

The Company is involved in legal claims associated with its current business activities, the outcome of which is not determinable. Management believes that these legal claims will have no significant impact on the financial statements of the Company.

Guarantee

The Company has provided a guarantee on certain leases for which it is not the lessee, for a cumulative amount of $1.4 million (November 30, 2016 - $1.8 million).

Risks and uncertainties

Despite the fact that the Company has various numbers of concepts, diversified in type of locations and geographies across Canada and the United States, the performance of the Company is also influenced by changes in demographic trends, traffic patterns, occupancy level of malls and office towers and the type, number, and location of competing restaurants. In addition, factors such as innovation, increased food costs, labour and benefits costs, occupancy costs and the availability of experienced management and hourly employees may adversely affect the Company. Changing consumer preferences and discretionary spending patterns could oblige the Company to modify or discontinue concepts and/or menus and could result in a reduction of revenue and operating income. Even if the Company was able to compete successfully with other restaurant companies with similar concepts, it may be forced to make changes in one or more of its concepts in order to respond to changes in consumer tastes or dining patterns. If the Company changes a concept, it may lose additional customers who do not prefer the new concept and menu, and it may not be able to attract a sufficient new customer base to produce the revenue needed to make the concept profitable. Similarly, the Company may have different or additional competitors for its intended customers as a result of such a concept change and may not be able to successfully compete against such competitors. The Company's success also depends on numerous factors affecting discretionary consumer spending, including economic conditions, disposable consumer income and consumer confidence. Adverse changes in these factors could reduce customer traffic or impose practical limits on pricing, either of which could reduce revenue and operating income.

The growth of MTY is dependent on maintaining the current franchise system which is subject to the renewal of existing leases at sustainable rates, MTY’s ability to continue to expand by obtaining acceptable store sites and lease terms, obtaining qualified franchisees, increasing comparable store sales and completing acquisitions. The time, energy and resources involved in the integration of the acquired businesses into the MTY system and culture could also have an impact on MTY’s results.

Off-balance sheet arrangement

MTY has no off-balance sheet arrangements.

Related party transactions

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation. Details of transactions between the Company and other related parties are disclosed below.

Compensation of key management personnel

The remuneration of key management personnel and directors during the periods was as follows:

	2017	2016
	$	$

Short-term benefits	1,406	1,011
Share based payment	401	—
Board member fees	49	51

Total remuneration of key management personnel	1,856	1,062

Key management personnel are composed of the Company’s CEO, COO, CFO as well as the COO of the US operations. The remuneration of directors and key executives is determined by the Board of directors having regard to the performance of individuals and market trends.

Given its widely held share base, the Company does not have an ultimate controlling party; its most important shareholder is its CEO, who controls 23% of the outstanding shares.

The Company also pays employment benefits to individuals related to members of the key management personnel described above. Their total remuneration was as follows:

	2017	2016
	$	$

Short-term benefits	690	598

Total remuneration of individuals related to key management personnel	690	598

Future accounting changes

A number of new standards, interpretations and amendments to existing standards were issued by the International Accounting Standard Board (“IASB”) that are not yet effective for the period ended November 30, 2017, and have not been applied in preparing these consolidated financial statements.

The following standards may have a material impact on the consolidated financial statements of the Company:

Effective date for
Standard	Issue date	the Company	Impact

IFRS 9 Financial Instruments	July 2014	December 1, 2018	In assessment
IFRS 15 Revenue from contracts with customers	May 2014	December 1, 2018	In assessment
IFRS 16 Leases	January 2016	December 1, 2019	In assessment
IAS 12 Income taxes	January 2016	December 1, 2017	In assessment
IAS 7 Statement of cash flows	January 2016	December 1, 2017	In assessment
IFRIC 22 Foreign Currency Transactions and advance Consideration	December 2016	December 1, 2018	In assessment
IFRIC 23 uncertainty over income tax treatments	June 2017	December 1 2019	In assessment

IFRS 9 replaces the guidance in IAS 39 Financial Instruments: Recognition and Measurement and IFRIC 9 Reassessment of Embedded Derivatives. The Standard includes requirements for recognition and measurement, impairment, derecognition and general hedge accounting. The IASB completed its project to replace IAS 39 in phases, adding to the standard as it completed each phase. IFRS 9 does not replace the requirement for portfolio fair value hedge accounting for interest risk since this phase of the project was separated from IFRS project due to the longer-term nature of the macro hedging project which is currently at the discussion paper phase of the due process. Consequently, the exception in IAS 39 for fair value hedge of an interest rate exposure of a portfolio of financial assets or financial liabilities continues to apply.

IFRS 15 replaces the following standards: IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Programmes, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfers of Assets from Customers and SIC-31 Revenue – Barter Transactions Involving Advertising Services. This new standard sets out the requirements for recognizing and disclosing revenue that apply to all contracts with customers. The core principle of IFRS 15 is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. IFRS 15 also includes a cohesive set of disclosure requirements that would result in an entity providing comprehensive information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts with customers.

On April 12, 2016, the IASB issued Clarifications to IFRS 15, Revenue from Contracts with Customers. The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. The clarifications to IFRS 15 provide additional guidance with respect to the five-step analysis, transition, and the application of the Standard to licenses of intellectual property.

On January 13, 2016, the IASB issued IFRS 16 that provides a comprehensive model for the identification of lease arrangements and their treatment in the financial statements of both lessees and lessors. It supersedes IAS 17 Leases and its associated interpretive guidance. Significant changes were made to lessee accounting with the distinction between operating and finance leases removed and assets and liabilities recognized in respect of all leases (subject to limited exceptions for short-term leases and leases of low value assets). In contrast, IFRS 16 does not include significant changes to the requirements for lessors. IFRS 16 is effective January 1, 2019 with earlier application permitted for companies that have also adopted IFRS 15, Revenue from Contracts with Customers.

IAS 12 provides further clarification with regards to the recognition of deferred tax assets for unrealized losses.

The IASB amended IAS 7 as part of its initiative regarding the disclosure requirements on financing activities in the statement of cash flows. The Company does not foresee any material impact on the disclosure currently presented as a result of this amendment.

In December 2016, the IASB issued IFRIC 22 which provides an interpretation on how to determine the date of the transaction when applying the standard on foreign currency transactions, IAS 1. The interpretation applies where an entity pays or receives consideration in advance for foreign currency-denominated contracts. The date of the transaction determines the exchange rate to be used on initial recognition of the related asset, expense or income. This Interpretation provides guidance for when a single payment or receipt is made, as well as for situations where multiple payments or receipts are made and aims to reduce diversity in practice. This standard is effective for annual reporting periods beginning on or after January 1, 2018.

IFRIC 23 clarifies the accounting for uncertainties in income taxes.

The Company is in the process of assessing the impact of these standards on its consolidated financial statements. Although the extent of the impact has not yet been determined, the Company expects that the adoption of IFRS 15 and IFRS 16 will result in material changes to its consolidated statement of income and consolidated statement of financial position

Economic environment risk

The business of the Company is dependent upon numerous aspects of a healthy general economic environment, from strong consumer spending to provide sales revenue, to available credit to finance the franchisees and the Company. In light of recent upheaval in economic, credit and capital markets, the Company’s performance and market price may be adversely affected. The Company’s current planning assumptions forecast that the quick service restaurant industry will be impacted by the current economic recession in the provinces in which it operates. However, management is of the opinion that the current economic situation will not have a major impact on the Company due to the following reasons: 1) the Company has strong cash flows; 2) quick service restaurants represent an affordable dining out option for consumers in an economic slowdown.

Financial instruments and financial risk exposure

In the normal course of business, the Company uses various financial instruments which by their nature involve risk, including market risk and the credit risk of non-performance by counterparties. These financial instruments are subject to normal credit standards, financial controls, risk management as well as monitoring procedures.

The classification, carrying value and fair value of financial instruments are as follows:

As at November 30, 2017

	Loans and	Other financial	Total carrying	Fair
	receivables	liabilities at	Value	value
(In thousands $)		amortized cost
	$	$	$	$
Financial assets
Cash	56,453	—	56,453	56,453
Accounts receivable	34,151	—	34,151	34,151
Loans receivable	5,926	—	5,926	5,926
Deposits	1,692	—	1,692	1,692
	98,222	—	98,222	98,222

Financial liabilities
Accounts payable and accrued liabilities	—	57,555	57,555	57,555
Long-term debt ¹	—	219,739	219,739	221,889
	—	277,294	277,294	279,444
1Excludes promissory notes and obligations to repurchase non-controlling interests

As at November 30, 2016

	Loans and	Other financial	Total carrying	Fair
	receivables	liabilities at	Value	value
(In thousands $)		amortized cost
	$	$	$	$
Financial assets
Cash	36,260	—	36,260	36,260
Accounts receivable	36,106	—	36,106	36,106
Loans receivable	8,004	—	8,004	8,004
Deposits	1,587	—	1,587	1,587
	81,957	—	81,957	81,957

Financial liabilities
Accounts payable and accrued liabilities	—	48,808	48,808	48,808
Long-term debt ¹	—	252,677	252,677	252,677
	—	301,485	301,485	301,485
1Includes the current portion of long-term debt.

The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It is established based on market information available at the date of the consolidated statement of financial position. In the absence of an active market for a financial instrument, the Company uses the valuation methods described below to determine the fair value of the instrument. To make the assumptions required by certain valuation models, the Company relies mainly on external, readily observable market inputs. Assumptions or inputs that are not based on observable market data are used in the absence of external data. These assumptions or factors represent management’s best estimates of the assumptions or factors that would be used by market participants for these instruments. The credit risk of the counterparty and the Company’s own credit risk have been taken into account in estimating the fair value of all financial assets and financial liabilities, including derivatives.

The following methods and assumptions were used to estimate the fair values of each class of financial instruments:

Cash, accounts receivable, accounts payable and accrued liabilities – The carrying amounts approximate fair values due to the short maturity of these financial instruments.

Loans receivable – The loans receivable generally bear interest at market rates and therefore it is management’s opinion that the carrying value approximates the fair value.

Long-term debt – The fair value of long-term debt is determined using the present value of future cash flows under current financing agreements based on the Company’s current estimated borrowing rate for a similar debt.

Promissory notes

The Company issued as part of its consideration for the acquisition of Houston Avenue Bar & Grill and Industria Pizzeria + Bar promissory notes to the vendors and the minority shareholders of 10220396 Canada Inc. These promissory notes are subject to earn out provisions, which are based on future earnings. These promissory notes are repayable in June 2019 and June 2022. These promissory notes have been recorded at fair value and are remeasured on a recurring basis.

A fair value re-measurement of $0.2 million was recorded for these promissory notes for the period ended November 30, 2017.

Minority interest Obligations

The Company has entered into an agreement to purchase the shares of a minority interest shareholder of 9974644 Canada Inc. at their request. The option is exercisable at anytime after December 9,2017. The consideration is based on a multiplier of EBITDA, as prescribed by the terms of the shareholder agreement. As a result, the Company has recorded an obligation at fair value.

A fair value re-measurement of $0.2 million (2016 - $ nil) was recorded for this non-controlling interest obligation.

The Company, in conjunction with the acquisition of Houston Avenue Bar & Grill and Industria Pizzeria + Bar, entered into an agreement to acquire the non-controlling interest in 10220396 Canada Inc., in June 2022. The consideration to be paid for this acquisition will be based on future earnings. As a result, the Company has recorded an obligation at fair value.

A fair value re-measurement of $0.3 million (2016-$ nil) was recorded for this non-controlling interest obligation.

Fair value hierarchy as at November 30, 2017

(In thousands $)	Level 1	Level 2	Level 3
Financial liabilities
Promissory notes related to the acquisition of
Houston Avenue Bar & Grill and Industria
Pizzeria + Bar	—	—	5,436
Non-controlling interest put options	—	—	2,027

Financial Liabilities	—	—	7,463

Risk management policies

The Company, through its financial assets and liabilities, is exposed to various risks. The following analysis provides a measurement of risks as at November 30, 2017.

Credit risk

The Company’s credit risk is primarily attributable to its trade receivables. The amounts disclosed in the consolidated statement of financial position are net of allowances for bad debts, estimated by the Company’s management based on past experience and counterparty specific circumstances. The Company believes that the credit risk of accounts receivable is limited for the following reasons:

  Other than receivables from international locations, the Company’s broad client base is spread mostly across Canada and USA, which limits the concentration of credit risk.

  The Company accounts for a specific bad debt provision when management considers that the expected recovery is less than the actual account receivable.

The credit risk on cash is limited because the Company invests its excess liquidity in high quality financial instruments and with credit-worthy counterparties.

The credit risk on the loans receivable is similar to that of accounts receivable. There is currently an allowance for doubtful accounts recorded for loans receivable of $1.2 million (2016 - $0.9 million).

Foreign exchange risk

Foreign exchange risk is the Company’s exposure to decreases or increases in financial instrument values caused by fluctuations in exchange rates. The Company’s exposure to foreign exchange risk mainly comes from sales denominated in foreign currencies. The Company’s USA and foreign operations use the U.S. dollar (USD) as functional currency. The Company’s exposure to foreign exchange risk stems mainly from cash, accounts receivable, long-term debt denominated in U.S. dollars, other working capital items and financial obligations from its USA operations.

Fluctuations in USD exchange rate are deemed to have minimal risk as they are mostly offset by the stand-alone operations of the Company’s US entities.

Total US net income for the period was C$18.9 million, (2016 – C$9.5 million). A 5% change to foreign exchange would represent a gain or loss to the Company of C$0.9 million (2016 - C$0.5 million).

On June 22, 2016, the Company entered into International Swaps & Derivatives Association, Inc. (“ISDA”) enforceable agreement for an amount of US$200 million convertible at an exchange rate of 1.281. The agreement end date was July 25, 2016. At the end date, a gain of $8.0 million was realized as a result of favourable foreign exchange variances.

As at November 30, 2017, the Company has the following financial instruments denominated in foreign currencies:

	November 30, 2017		November 30, 2016
(In thousands $)	USD	CAD	USD	CAD
	$	$	$	$

Financial assets
Cash	38,389	49,476	20,310	27,277
Accounts receivable	10,842	13,974	13,526	18,166

Financial liabilities
Accounts payable	14,917	19,225	69,383	93,184
Portion of holdback
included in income taxes payable	8,994	11,592	8,994	12,079
Revolving credit facility	—	—	53,800	72,255
Long-term debt	7,690	9,911	12,533	16,832
Net Financial Assets
(Liabilities)	17,630	22,722	(110,874)	(148,907)

Foreign exchange risk is the Company’s exposure to decreases or increases in financial instrument values caused by fluctuations in exchange rates. The Company’s exposure to foreign exchange risk mainly comes from sales denominated in foreign currencies. The Company’s USA and foreign operations use the U.S. dollar (USD) as functional currency. The Company’s exposure to foreign exchange risk stems mainly from cash, accounts receivable, long-term debt denominated in U.S. dollars, other working capital items and financial obligations from its USA operations.

Fluctuations in USD exchange rate are deemed to have minimal risk as they are mostly offset by the stand-alone operations of the Company’s US entities.

Interest rate risk

Interest rate risk is the Company’s exposure to increases and decreases in financial instrument values caused by the fluctuation in interest rates. The Company is exposed to cash flow risk due to the interest rate fluctuation in its floating-rate interest-bearing financial obligations.

Furthermore, upon refinancing of a borrowing, depending on the availability of funds in the market and lender perception of the Company’s risk, the margin that is added to the reference rate, such as LIBOR or prime rates, could vary and thereby directly influence the interest rate payable by the Company.

Long-term debt stems mainly from acquisitions of long-term assets and business combinations. The Company is exposed to interest rate risk with its revolving credit facility which is used to finance the Company’s acquisitions. Both facilities bear interest at a variable rate and as such the interest burden could change materially. $210.5 million (2016 - $237.3 million) of the credit facilities were used as at November 30, 2017. A 100 basis points increase in the bank’s prime rate would result in additional interest of $2.1 million per annum (2016 - $2.4 million) on the outstanding credit facility.

Liquidity risk

Liquidity risk refers to the possibility of the Company not being able to meet its financial obligations when they become due. The Company has contractual and fiscal obligations as well as financial liabilities and is therefore exposed to liquidity risk. Such risk can result, for example, from a market disruption or a lack of liquidity. The Company actively maintains credit facilities to ensure it has sufficient available funds to meet current and foreseeable financial requirements at a reasonable cost.

As at November 30, 2017, the Company had an authorized revolving credit facility for which the available amount may not exceed $305 million to ensure that sufficient funds are available to meet its financial requirements. The terms and conditions related to this revolving credit facility is described in note 17 consolidated financial statement as at November 30, 2017.

The following are the contractual maturities of financial liabilities as at November 30, 2017:

	Carrying	Contractual	0 to 6	6 to 12	12 to 24
	amount	cash flows	months	months	months	thereafter
	$	$	$	$	$	$

Accounts payable and accrued liabilities	57,555	57,555	57,555	—	—	—
Long-term debt	227,202	232,210	1,055	4,148	7,974	219,033
Interest on long-term debt (1)	n/a	25,049	3,416	3,416	6,831	11,386
	284,757	314,814	62,026	7,564	14,805	230,419

(1) When future interest cash flows are variable, they are calculated using the interest rates prevailing at the end of the reporting period.

Outlook

It is Management’s opinion that the trend in the quick service restaurants industry will continue to grow in response to the demand from busy and on-the-go consumers.

In the very short term, management’s primary focus will be on producing positive same store sales by generating more innovation, focusing on the quality of customer service in each of its outlets and maximizing the value offered to its customers.

Management will also focus on the integration of the recently acquired brands. Following the closing of those acquisitions, MTY is well-positioned to expand in Canada and in the United States, including growing its existing Canadian brands into the United States.

The restaurant industry will remain challenging in the future, and management believes that the focus on the food offering, innovation, consistency and store design will give MTY’s restaurants a stronger position to face challenges. Given this difficult competitive context in which more restaurants compete for a finite amount of consumer dollars, each concept needs to preserve and improve the relevance of its offer to consumers.

Management will maintain its focus on maximizing shareholder value by adding new locations of its existing concepts and remains committed to seek potential acquisitions to increase its market share.

Controls and Procedures

Disclosure controls and procedures

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in reports filed with the securities regulatory authorities are recorded, processed, summarized and reported in a timely fashion. The disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in such reports is then accumulated and communicated to the Company’s management to ensure timely decisions regarding required disclosure. Management regularly reviews disclosure controls and procedures; however, they cannot provide an absolute level of assurance because of the inherent limitations in control systems to prevent or detect all misstatements due to error or fraud.

The Company’s Chief Executive Officer and the Chief Financial Officer have concluded that the design of the disclosure controls and procedures (“DC&P”) as at November 30, 2017 provide reasonable assurance that significant information relevant to the Company, including that of its subsidiaries, is reported to them during the preparation of disclosure documents.

Internal controls over financial reporting

The Chief Executive Officer and the Chief Financial Officer are responsible for establishing and maintaining internal controls over financial reporting. The Company’s internal controls over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

As of August 31, 2017, Chief Executive Officer and the Chief Financial Officer along with management concluded that the Company’s internal controls over financial reporting were not effective due to a material weakness identified surrounding internal controls over accounting for non-routine and complex transactions, including the accounting for purchase price allocations following acquisitions of businesses. The Company’s review process allowed errors in the calculation of the fair value of the gift card liability to go undetected, resulting in a material misstatement of certain revenue and expense items subsequent to the acquisition of Kahala in 2016. Furthermore, the integration of business acquisitions, from an internal control perspective, were not completed as of November 30, 2017. Consequently, internal controls were not fully effective in identifying, assessing and addressing risks that significantly impact the financial statements or the effectiveness of the internal controls over financial reporting.

Management has commenced its remediation plan to address these material weaknesses identified in the internal controls over financial reporting. Management intends to add resources and tools in the internal audit department to test and assess the control environment in the existing and newly acquired businesses and will seek external help for the review of certain areas of the control environment in order to develop an adequate action plan focusing on the deficiencies that have the highest likelihood of causing material misstatements. Management has taken certain actions to begin remediating these material weaknesses including the implementation of new controls with regards to the review procedures surrounding complex transactions and evaluations by third party specialists. Material weaknesses however, cannot be considered remediated until the remedial controls operate for a sufficient period of time and management has concluded through testing, that these controls are operating effectively.

Notwithstanding the outstanding assessment regarding the remediation actions as described above, the Chief Executive Officer and the Chief Financial Officer, together with Management have concluded the financial statements included in this report present in all material respects its financial position, results of operations, capital position and cash flows for the periods presented in accordance with IFRS

The Chief Executive Officer and the Chief Financial Officer, together with Management, have concluded after having conducted an evaluation and to the best of their knowledge that, as at November 30, 2017, no change in the Company’s internal controls over financial reporting occurred that could have materially affected or is reasonably likely to materially affect the Company’s internal controls over financial reporting.

Limitations of Controls and Procedures

Management, including the President and Chief Executive Officer and Chief Financial Officer, believes that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities judgments in decision-making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Limitation on scope of design

The Company’s management, with the participation of its President and Chief Executive Officer and Chief Financial Officer, has limited the scope of the design of the Company’s disclosure controls and procedures and internal controls over financial reporting to exclude controls, policies and procedures and internal controls over financial reporting of the recently acquired operations of, La Diperie (acquired December 9, 2016), Steak Frites St-Paul and Giorgio Ristorante (acquired May 8, 2017), The Works Gourmet Burger Bistro (acquired June 9, 2017) and Houston Avenue Bar & Grill and Industria Pizzeria + Bar (acquired June 16, 2017), Dagwoods (acquired September 29,2017). The period has ended as at February 15, 2018 for La Diperie,

Percentage of MTY Food Group Inc.	Dagwoods	La Diperie	Steak Frites St- Paul and Giorgio Ristorante	The Works Gourmet Burger Bistro	Houston Avenue Bar & Grill and Industria Pizzeria + Bar
Company’s assets	0%	2%	2%	1%	2%
Current assets	0%	1%	0%	1%	1%
Non-current assets	0%	3%	3%	1%	3%
Current Liabilities	0%	0%	0%	4%	1%
Long-term liabilities	0%	0%	0%	0%	2%
Revenues	0%	0%	0%	2%	1%
Net earnings	0%	1%	1%	1%	2%

The Company’s management, with the participation of its President and Chief Executive Officer and Chief Financial Officer, has limited the scope of the design of the Company’s disclosure controls and procedures and internal controls over financial reporting to exclude controls, policies and procedures and internal controls over financial reporting of certain special purpose entities (“SPEs”) on which the Company has the ability to exercise de facto control and which have as a result been consolidated in the Company’s consolidated financial statements. For the period ended November 30, 2017, these SPEs represent 0% of the Company’s current assets, 0% of its non-current assets, 0% of the Company’s current liabilities, 0% of long-term liabilities, 2% of the Company’s revenues and 0% of the Company’s net earnings.

“Stanley Ma”
Stanley Ma, Chief Executive Officer

“Eric Lefebvre”
Eric Lefebvre, CPA, CA, MBA Chief Financial Officer